Exhibit 4.10

FIFTH AMENDMENT TO THE

CARDINAL HEALTH 401(k) SAVINGS PLAN

(As amended and restated effective January 1, 2006)

Background Information

A. Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”), for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B. The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to approve the amendment of the Plan and documents related to the Plan’s administration in accordance with Section 12.02 of the Plan.

C. The Committee desires to amend the Plan to comply with the final regulations issued under Section 415 of the Internal Revenue Code of 1986, as amended (the “Code”), to designate the Cardinal Health common stock investment option under the Plan as an Employee Stock Ownership Plan, and to revise certain administrative provisions of the Plan.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below effective as of January 1, 2008 unless another date is specified herein.

1. Schedule 7.04 of the Plan is hereby amended to read as follows:

Section 7.04 INDEMNITY BY EMPLOYER. Each Employer indemnifies and saves harmless the members of each Committee, any committee of the Board, the members of the Benefits Group, and each of them individually, from and against any and all loss (including reasonable attorneys’ fees and costs of defense) resulting from liability to which any such Committee, Benefits Group, or the members of a Committee or the Benefits Group, may be subjected by reason of any act or conduct in their official capacities in the administration of the Trust or this Plan or both, including all expenses reasonably incurred in their defense, in case the Employer fails to provide such defense. The indemnification provisions of this Section 7.04 shall not relieve any Committee or Benefits Group member from any liability he or she may have under ERISA for breach of a fiduciary duty to the extent such indemnification is prohibited by ERISA. Furthermore, the Committee and Benefits Group members and the Employer may execute a letter agreement further delineating the indemnification agreement of this Section 7.04, provided the letter agreement must be consistent with and shall not violate ERISA.

2. Effective as of January 1, 2009, a new Section 7.06, Employee Stock Ownership Plan, is hereby added to the Plan to read as follows:

Section 7.06 EMPLOYEE STOCK OWNERSHIP PLAN. Effective as of January 1, 2009, the Employer Common Stock Fund shall be designated an Employee Stock Ownership Plan (“ESOP”) within the meaning of Code Section 4975(e). All dividends paid with respect to shares of Company common stock held in the Trust shall (i) be retained by the Trustee and added to the corpus of the Trust and the Employer Common Stock Fund, (ii) be paid in cash directly to Plan Participants, Former Participants and Beneficiaries, or (iii) be paid to the Trustee and distributed in cash to Participants, Former Participants and Beneficiaries not later than ninety (90) days after the close of the Plan Year in which the dividend was paid. The

Administrative Committee shall determine, in its sole discretion, whether dividends will be paid directly to Participants, Former Participants and Beneficiaries or will be paid to the Trustee for distribution within ninety (90) days after the close of the Plan Year in which the dividend was paid. In the event of a distribution or payment of dividends to Participants, Former Participants and Beneficiaries, each Participant, Former Participant and Beneficiary of a deceased Participant shall receive the dividends paid on the shares of Company common stock allocated to his or her Account in the Plan on the dividend record date. Each Participant, Former Participant and Beneficiary with an account in the ESOP portion of the Plan shall be permitted to elect whether to have the dividends allocable to the shares of Company common stock held in his or her Account payable in cash or deposited to his or her Account in the ESOP portion of the Plan and reinvested in shares of the Company’s common stock. In the event a Participant, Former Participant or Beneficiary fails to make an election, dividends will be reinvested in the ESOP portion of the Plan. The Benefits Group shall establish procedures for the election to be offered to Participants, Former Participants and Beneficiaries that satisfy the following requirements:

(i) Participants, Former Participants and Beneficiaries shall be given a reasonable opportunity in which to make the election before the dividends are paid or distributed to them;

(ii) Participants, Former Participants and Beneficiaries shall be given a reasonable opportunity to change their elections at least annually; and

(iii) if there is a change in the Plan terms governing the manner in which the dividends are paid or distributed, Participants, Former Participants and Beneficiaries shall be given a reasonable opportunity to make elections under the new Plan terms before the first dividends subject to such new Plan terms are paid or distributed.

Notwithstanding the foregoing, if a Participant receives a hardship withdrawal under Section 6.01 of the Plan, such Participant must receive any dividends payable with respect to his or her interest in the ESOP portion of the Plan in cash. In addition, notwithstanding anything to the contrary in Section 4.01 of the Plan, a Participant shall always be treated as fully vested in dividends payable with respect to his or her interest in the ESOP portion of the Plan without regard to whether or not such Participant is fully vested in his or her Account in the Plan and the shares of Company common stock allocable to the Participant’s Account and on which such dividends are paid. The provisions of this Section 7.06 are intended to satisfy the requirements in Code Section 404(k)(2)(A)(iii) regarding the deductibility of dividends paid with respect to employer securities held by an employee stock ownership plan. Any modification or amendment of the Plan may be made retroactively, as necessary or appropriate, to meet any requirement of Code Section 404(k). The election provided under this Section is available only to the extent that the Company may deduct dividends paid with respect to employer securities held by the Employer Common Stock Fund under Code Section 404(k).

3. Section 8.05 is hereby amended by adding the following to the end thereof: “Notwithstanding the foregoing, Participants, Former Participants and Beneficiaries under the Plan shall be permitted to change their investment direction both as to future contributions to the Plan, if any, and with respect to existing Account balances, at any time. Accordingly there are no restrictions on the rights of a Participant, Former Participant or Beneficiary to diversify any amounts credited to his or her Account within the Employer Common Stock Fund.”

4. Section 8.09 is hereby amended by replacing “Employer” and “Employer’s” each place they appear in that Section with “Benefits Group” and “Benefits Group’s” and by adding the following after the first sentence thereof: “All claims for benefits under the Plan or other claims related thereto must be made within one year of the date the Claimant became entitled thereto or, if later, knew or should have known that such claim existed.”

5. Section 9.16 is hereby amended by adding the following at the end thereof: “A Participant or Beneficiary shall notify the Benefits Group or the Trustee in writing if he or she believes there is any error in the statement of his or her Account in the Plan no more than one year after the date the statement was issued. Each statement of a Participant’s Account shall be deemed to be final and binding on the Participant or Beneficiary to whom it was issued upon the expiration of the one year period following the date the statement was issued.”

6. Section 9.17 is hereby amended by revising the second sentence thereof to read as follows: “The Trustee shall pay all expenses reasonably incurred by it or by the Employer, a Committee, or other professional advisers or administrators in the administration of the Plan from the Trust Fund. Such expenses may include the reimbursement of the Employer for the salary and expenses incurred by the Employer for employees who perform Plan administration services. The Employer, as a named fiduciary, shall provide written direction to the Trustee regarding the expenses to be paid or reimbursed from the Trust Fund.”

7. Sections IV.07 and IV.08 of Schedule IV of the Plan are hereby amended to read as follows:

Section IV.07. ANNUAL ADDITIONS—DEFINITIONS. For purposes of Section IV.08, the following definitions and rules of interpretation shall apply:

A.	“Annual Additions” are the sum of the following amounts credited to a Participant’s Account for any Limitation Year:

(i)	Compensation Deferral Contributions, Matching Contributions, and Qualified Matching Contributions;

(ii)	Profit Sharing Contributions, Special Contributions, Transition Contributions provided in an applicable Appendix and Qualified Non-elective Contributions, if any;

(iii)	Forfeitures, if any; and

(iv)	Excess amounts reapplied to reduce Employer contributions under Section IV.08.

Except to the extent provided in Treasury Regulations, Annual Additions include any excess contributions described in Code Section 401(k), excess aggregate contributions described in Code Section 401(m), and excess deferrals described in Code Section 402(g), irrespective of whether the Plan distributes or forfeits such excess amounts. Annual Additions also include amounts allocated to an individual medical account (as defined in Code Section 415(l)(2)) included as part of a pension or annuity plan maintained by the Employer. Furthermore, Annual Additions include contributions attributable to post-retirement medical benefits allocated to the separate account of a Key Employee (as defined in Code Section 419(A)(d)(3)) under a welfare benefit fund (Code Section 419(e)) maintained by the Employer. However, Annual Additions do not include

Restorative Payments allocated to a Participant’s Account. “Restorative Payments” are payments made to restore some or all of the Plan’s losses due to an action (or failure to act) by a Plan fiduciary that creates a reasonable risk of liability for a breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan) under Title I of ERISA or under other applicable federal or state law so long as Participants who are similarly situated are treated similarly with respect to the payments. Restorative Payments include, but are not limited to, payments to the Plan made pursuant to a Department of Labor order, the Department of Labor’s Voluntary Fiduciary Correction Program, or a court-approved settlement, to restore losses to the Plan on account of a breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). In addition, dividends paid by an employee stock ownership plan (ESOP) and reinvested in the ESOP under Code Section 404(k)(2)(A)(iii)(II) are not Annual Additions.

An Annual Addition is credited to a Participant’s Account for a Limitation Year if it is allocated to the Participant’s Account under the terms of the Plan as of any date within that Limitation Year. Similarly, an Annual Addition that is made pursuant to a corrective amendment that complies with the requirements of Treasury Regulations Section 1.401(a)(4)-11(g) is credited to a Participant’s Account for a Limitation Year if it is allocated to the Participant’s Account under the terms of the corrective amendment as of any date within that Limitation Year. However, if the allocation of an Annual Addition is dependent upon the satisfaction of a condition (such as continued employment or the occurrence of an event) that has not been satisfied by the date as of which the Annual Addition is allocated under the terms of the Plan, the Annual Addition is considered allocated as of the date the condition is satisfied.

Compensation Deferral Contributions, Matching Contributions, Qualified Matching Contributions, Profit Sharing Contributions, Special Contributions, Transition Contributions provided in an applicable Appendix and Qualified Non-elective Contributions, if any, are not treated as credited to a Participant’s Account for a Limitation Year unless the contributions are actually made to the Plan no later than 30 days after the end of the period described in Code Section 404(a)(6) applicable to the taxable year with or within which the Limitation Year ends. If contributions are made to the Plan after the end of the period during which contributions can be made and treated as credited to a Participant’s Account for a Limitation Year, allocations attributable to those contributions are treated as credited to the Participant’s Account for the Limitation Year during which those contributions are made. A forfeiture is treated as an Annual Addition for the Limitation Year that contains the date as of which it is allocated to a Participant’s Account as a forfeiture. If the Employer contributes an amount to a Participant’s Account with respect to a prior Limitation Year and such contribution is required by reason of such Participant’s rights under Code Section 414(u)(1), then such contribution is considered an Annual Addition for the Limitation Year to which the contribution relates instead of the Limitation Year in which the contribution is made.

If an amount is allocated to a Participant’s Account in a Limitation Year because of an erroneous forfeiture in a prior Limitation Year or because of an erroneous failure to allocate amounts in a prior Limitation Year, the corrective allocation will not be considered an Annual Addition with respect to the Participant for the Limitation Year in which the correction occurs, but will be considered an Annual Addition for the Limitation Year to which it relates. For purposes of the foregoing sentence, if the amount so contributed in the Limitation Year takes into account actual investment gains attributable to the period subsequent to the year to which the contribution relates, the portion of the total contribution that consists of such gains is not considered an Annual Addition for any Limitation Year.

B.	“Company.” Any corporation that is a member of a controlled group of corporations (as defined in Section 414(b) of the Code as modified by Section 415(h)) that includes Cardinal Health, Inc., or any trades or businesses (whether or not incorporated) that are under common control (as defined in Section 414(c) of the Code as modified by Section 415(h)) with Cardinal Health, Inc., or a member of an affiliated service group (as defined in Code Section 414(m)) that includes Cardinal Health, Inc., or any other entity required to be aggregated with Cardinal Health, Inc., pursuant to regulations under Section 414(o) of the Code.

C.	“Compensation.” With respect to the Limitation Year means Compensation as defined in Section 1.10 disregarding any exclusions from Compensation, other than the exclusions described in subparagraphs (i), (ii), (iii), and (iv) of Section 1.10A. For purposes of applying the limitations of this Schedule IV, Compensation for a Limitation Year is the Compensation actually paid or includible in gross income during such Limitation Year. In addition, for Limitation Years beginning on or after January 1, 2008, Compensation includes amounts that are includible in a Participant’s gross income under the rules of Code Section 409A or Code Section 457(f)(1)(A) or because the amounts are constructively received by the Participant. For Limitation Years beginning on and after January 1, 2008, Compensation shall not be greater than the limit under Code Section 401(a)(17) that applies to that year. Payments awarded by an administrative agency or court or pursuant to a bona fide agreement by the Employer to compensate an Employee for lost wages are Compensation for the Limitation Year to which the back pay relates, but only to the extent such payments represent Compensation that would otherwise be Compensation under this Section IV.07(C).

If a Participant is permanently and totally disabled (as defined in Code Section 22(e)(3)), the Participant’s Compensation means the Compensation the Participant would have received for the year if the Participant were paid at the rate of Compensation paid immediately before becoming permanently and totally disabled, if such Compensation is greater than the Participant’s Compensation determined without regard to this paragraph. However, this paragraph applies only if the Participant is not a Highly Compensated Employee immediately before becoming disabled and contributions made with respect to amounts treated as Compensation under this paragraph are Nonforfeitable when made.

Generally, in order to be taken into account for a Limitation Year, Compensation must be paid or treated as paid to the Employee before the Employee’s Severance from Employment with the Employer. In addition to the foregoing, for Limitation Years beginning on and after January 1, 2008, Compensation shall include Post-Severance Compensation paid by the later of:

(i) two and one-half (2 1/2) months (or such other period as extended by subsequent Treasury Regulations or other published guidance) after Severance from Employment with the Employer; or (ii) the end of the Limitation Year that includes the date of the Employee’s Severance from Employment with the Employer. “Post-Severance Compensation” means payments that would have been included in the definition of Compensation if they were paid prior to the Employee’s Severance from Employment and the payments are: (i) regular Compensation for Services during the Participant’s regular working hours, Compensation for Services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar compensation, if the payments would have been paid to the Employee if the Employee had continued in employment with the Employer; (ii) for accrued bona fide sick, vacation or other leave, but only if the Participant would have been able to use the leave if employment had continued; or (iii) received by an Employee pursuant to a nonqualified unfunded deferred compensation plan, but only if the payment would have been paid to the Employee at the same time if the Employee had continued in employment with the Employer and only to the extent the payment is includible in the Employee’s gross income. Any payments not described in the preceding sentence are not considered Post-Severance Compensation if paid after Severance from Employment, except for payments (i) to an individual who does not currently perform services for the Employer by reason of qualified military service (within the meaning of Code Section 414(u)(1)) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering qualified military service; or (ii) to any Participant who is permanently and totally disabled (as defined in Code Section 22(e)(3)) if the Participant is not a Highly Compensated Employee immediately before becoming disabled.

D.	“Defined Benefit Plan.” A retirement plan that does not provide for individual accounts for Employer contributions. The Administrative Committee shall treat all Defined Benefit Plans (whether or not terminated) maintained by the Employer as a single plan.

E.	“Defined Contribution Plan.” A retirement plan that provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant’s account, and any income, expenses, gains and losses, and any forfeitures of accounts of other participants that the Administrative Committee may allocate to such Participant’s account. The Administrative Committee shall treat as a Defined Contribution Plan an individual medical account (as defined in Code Section 415(l)(2)) included as part of a Defined Benefit Plan maintained by the Employer and a welfare benefit fund under Code Section 419(e) maintained by the Employer to the extent there are post-retirement medical benefits allocated to the separate account of a key employee (as defined in Code Section 419A(d)(3)). The Administrative Committee shall treat all Defined Contribution Plans (whether or not terminated) maintained by the Employer as a single plan.

F.	“Limitation Year.” The Plan Year.

G.	“Maximum Permissible Amount.” For a Limitation Year beginning on or after July 1, 2002, the maximum permissible amount with respect to any Participant shall be the lesser of:

(i)	$40,000 (as adjusted in accordance with Code Section 415(d)), or

(ii)	100% of the Participant’s Compensation for the Limitation Year.

The Compensation limit set forth in (ii) above, shall not apply to any contribution for medical benefits after Severance from Employment (within the meaning of Code Section 401(h) or Code Section 419(f)(2)), which is otherwise treated as an Annual Addition. If there is a short Limitation Year because of a change in Limitation Year, the Administrative Committee will multiply the $40,000 limitation (or larger limitation) by the following fraction:

Number of months in the short Limitation Year

12.

H.	Required Plan Aggregation. For purposes of applying the limitations of Code Section 415(b), (c) and (e) applicable to a Participant for a particular Limitation Year, all qualified Defined Benefit Plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as one Defined Benefit Plan and all qualified Defined Contribution Plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as part of this Plan.

Section IV.08. ANNUAL ADDITION — LIMITATIONS. The amount of the Annual Addition that may be credited under this Plan to any Participant’s Account as of any allocation date shall not exceed the Maximum Permissible Amount reduced by the sum of any credits of Annual Additions made to the Participant’s Account under all Defined Contribution Plans as of any preceding allocation date within the Limitation Year.

If an allocation date of this Plan coincides with an allocation date of any other qualified Defined Contribution Plan maintained by the Company, the amount of the Annual Additions that may be credited under this Plan to any Participant’s Account as of such date shall be an amount equal to the product of the amount to be credited under this Plan without regard to this Article IV multiplied by the lesser of one or a fraction, the numerator of which is the amount described in this Section IV.08 during the Limitation Year and the denominator of which is the amount that would otherwise be credited on this allocation date under all Defined Contribution Plans without regard to this Schedule IV.

If contributions to this Plan on behalf of a Participant are to be reduced prior to their contribution to the Plan as a result of this Schedule IV, such reduction shall be effected by first reducing the amount of any Compensation Deferral Contributions (along with any corresponding Non-Safe Harbor Matching Contributions) on behalf of such Participant, and then, if necessary, by reducing the Employer Contributions and/or Transition Contributions that would otherwise have been allocated to a Participant’s Account. If, as a result of either (a) the allocation of forfeitures, or (b) a reasonable error in estimating a Participant’s Compensation, or (c) a reasonable error in determining the amount of Compensation Deferral Contributions that may be made for the Participant under Code Section 415, or (d) under the limited facts and circumstances that the Commissioner of Internal Revenue finds justify the availability of the rules set forth in subsections A-D of this Section IV.08, the allocation of Annual Additions under the terms of the Plan for a particular Participant would cause the limitations of Code Section 415 applicable to that Participant for the Limitation Year to be exceeded, the excess amounts shall not be deemed to be Annual Additions in that Limitation Year if they are treated as follows:

A.	The excess amounts in the Participant’s Account consisting of Compensation Deferral Contributions and any gains attributable thereto shall be paid to the Participant as soon as administratively feasible. Any amount so distributed shall be disregarded for purposes of complying with the requirements of Code Section 402(g), the Actual Deferral Percentage test of Code Section 401(k)(3) and the Actual Contribution Percentage test of Code Section 401(m)(2).

B.	The excess amounts in the Participant’s Account consisting of Employer Contributions, Non-Safe Harbor Matching Contributions or Transition Contributions provided in Schedule V shall be used to reduce Employer Contributions, Matching Contributions or Transition Contributions provided in an applicable Appendix respectively for the next Limitation Year (and succeeding Limitation Years, as necessary) for that Participant if that Participant is covered by the Plan as of the end of the Limitation Year. However, if that Participant is not covered by the Plan as of the end of the Limitation Year, then the excess amounts must be held unallocated in a suspense account for the Limitation Year and allocated and reallocated in the next Limitation Year to all of the remaining Participants in the Plan. If a suspense account is in existence at any time during a particular Limitation Year, other than the first Limitation Year described in the preceding sentence, all amounts in the suspense account must be allocated and reallocated to Participants’ Accounts (subject to the limitations of Code Section 415) before any contributions that would constitute Annual Additions may be made to the Plan for that Limitation Year. Furthermore, the excess amounts must be used to reduce Employer Contributions, Matching Contributions and Transition Contributions provided in Schedule V for the next Limitation Year (and succeeding Limitation Years, as necessary) for all of the remaining Participants in the Plan. For purposes of this subdivision, except as provided in Section IV.08.A, excess amounts may not be distributed to Participants or Former Participants.

C.	In the event of termination of the Plan, the suspense account described above, shall revert to the Company to the extent it may not then be allocated to any Participant’s Account.

D.	Notwithstanding any other provisions in this Schedule IV, the Company shall not contribute any amount that would cause an allocation to the suspense account as of the date the contribution is allocated. If the contribution is made prior to the date as of which it is to be allocated, then such contribution shall not exceed an amount that would cause an allocation to the suspense account if the date of contribution were an allocation date.

E.	If a Participant’s Annual Additions would result in an excess amount for a Limitation Year, the excess amount will be deemed to consist of the Annual Additions last allocated except that Annual Additions attributable to a welfare benefit fund will be deemed to have been allocated first regardless of the actual allocation date.

The correction methods set forth in subsections A-E, above, are not available for Limitation Years beginning on and after January 1, 2008. For Limitation Years beginning on and after January 1, 2008, corrections for excess Annual Additions shall be made in a manner consistent with the Employee Plans Compliance Resolution System (“EPCRS”) issued by the Internal Revenue Service, as in effect from time to time.

In any Plan Year in which the Administrative Committee deems it necessary to do so to meet the requirements of this Section or the Code and the Treasury Regulations thereunder, the Administrative Committee may further reduce the amount of Compensation Deferral Contributions that may be made to a Participant’s Account. The rules under Code Section 415(j) shall apply as appropriate for Limitation Years that begin on or after January 1, 2008. In no event shall a Participant’s benefit be double counted in the application of these aggregation rules. The limitations of this Section IV.08 shall be determined and applied taking into account the aggregation rules provided herein, and the aggregation rules not otherwise provided in this Section, as incorporated by reference from Treasury Regulations Section 1.415(f)-1. However, any increase in benefits resulting from the application of such rules in effect as of a Limitation Year beginning on or after January 1, 2008, shall apply only to Participants who have completed at least one (1) Hour of Service with the Employer after December 31, 2007.

8. All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.

BY:	/s/ Monica Foster

ITS:	VP Benefits

DATE:	9/8/08